8/28/04

04015523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAY 2 8 2004

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROSSLANDS CAPITAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 WILSHIRE BLVD. #220
(No. and Street)

LOS ANGELES CA 90025
(City) (State) (Zip Code)

PROCESSED
JUL 02 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT STEPHENSON
(Name – *if individual, state last, first, middle name*)

515 N. SEPULVEDA BLVD, SUITE A MANHATTAN BEACH CA 90266
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SC.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JEFF CROSSLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSSLAND CAPITAL PARTNERS LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYDIA T. ALVICH
COMM. # 1330540
NOTARY PUBLIC-CALIFORNIA
TULARE COUNTY
COMM. EXP. NOV. 17, 2005

Lydia T. Alvich
Notary Public

[Signature]
Signature

PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crossland Capital Partners, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1

December 31, 2003

NET CREDITS	
Members' capital	$209 012
DEBITS	
Nonallowable assets	117,328
NET CAPITAL	$ 91,684
6-2/3% of aggregate indebtedness amount or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 86,684

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT DECEMBER 31, 2003

Net capital per unaudited Focus Report II A	$ 92,584
Adjustments	
Income taxes	900
Net capital per audit report	$ 91,684

May 21, 2004

Mr. Jeff N. Crossland
Crossland Capital Partners, LLC
11766 Wilshire Boulevard, Suite 220
Los Angeles, CA 90025

RE: December 31, 2003 Annual Audit Deficiency

Dear Mr. Crossland:

This acknowledges receipt of your response dated May 10, 2004, to NASD's letter dated May 7, 2004, regarding annual audited report of financial condition for the period ending December 31, 2003, filed pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d)(1). Your response maintains that on the Report of Financial Condition $2,805.00 prepaid rent is classified as an allowable asset. The firm's treatment of prepaid rent as an allowable asset is incorrect for the purpose of computing net capital. Pursuant to SEC Rule 15c3-1 (c)(2)(iv)(A), fixed assets and prepaid items are not allowable for computation of net capital. As such, the firm is required to file an amended audit and FOCUS report to correctly reflect this asset pursuant to the rules.

The requested documents should be received on or before May 28, 2004. If you have any questions, please contact Glen Jackson, Senior Compliance Examiner, at (213) 613-2638.

Sincerely,

Han T. Nguyen
Supervisor